04015325

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NO. |
|---|
| 8- 52713 |

MAR 30

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Caris & Company, Inc.

| Official Use Only |
|---|
| 104235 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1525
(No. and Street)

| Chicago | Illinois | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert — 312/939-7010
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

| 53 West Jackson Blvd., Suite 1250 | Chicago | Illinois | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

# OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Caris & Company, Inc., as of

December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Vice President

Title

Subscribed and sworn to before me
this 25th Day of March 2004
in Chicago, County of Cook, State of Illinios

Notary Public

Notary Public

OFFICIAL SEAL
TOMI L SAMUELS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/04/04

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# CARIS & COMPANY, INC.

(an Illinois Corporation)

CARIS FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 (d) OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2003

**CARIS & COMPANY, INC.**
(an Illinois Corporation)

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2003

Contents

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO.
Certified Public Accountants

Member
American Institute of
Certified Public Accountants
Illinois CPA Society

# INDEPENDENT AUDITORS' REPORT

To the Stockholders
Caris & Company, Inc.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Caris & Company, Inc. as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caris & Company, Inc., as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules, on pages 10 through 13 inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission and the rules of the National Futures Association. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

Chicago, Illinois
March 25, 2004

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

**CARIS & COMPANY, INC.**
(an Illinois Corporation)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Assets

| | |
|---|---|
| Cash | $ 167,607 |
| Cash on deposit with other broker-dealers | 730,646 |
| Accounts receivable | 323,591 |
| Receivable from stockholder | 83,141 |
| Security deposit | 24,200 |
| Furniture & equipment, (net of accumulated depreciation of $140,093) | 2,174 |
| Total assets | $ 1,331,359 |

Liabilities and Stockholders' Equity

| | |
|---|---|
| Liabilities: | |
| Compensation and benefits payable | $ 397,974 |
| Accounts payable and accrued expenses | 67,976 |
| Loan payable to stockholder | 168,992 |
| Total liabilities | $ 634,942 |
| Stockholders' Equity: | |
| Common stock - at stated value; authorized, issued and outstanding 10,000 and 5,000 shares, respectively | $ 767,000 |
| Retained (deficit) | (9,582) |
| Total | $ 757,418 |
| Less: subscriptions receivable | (61,000) |
| Total stockholders' equity | $ 696,418 |
| Total liabilities and stockholders' equity | $ 1,331,359 |

The accompanying notes are an integral part of these financial statements.

**CARIS & COMPANY, INC.**
(an Illinois Corporation)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| **Revenue** | | |
| Brokerage commissions | | $ 3,608,967 |
| Realized gain on closed securities positions | | 1,340,183 |
| Net change in unrealized gain on open securities positions | | 13,673 |
| Interest | | 1,282 |
| Other | | 1,630 |
| Total revenue | | $ 4,965,735 |
| **Expenses** | | |
| Compensation and related benefits | | $ 3,120,516 |
| Professional fees | | 56,062 |
| Rent and occupancy | | 297,570 |
| Quotes | | 441,694 |
| Office | | 207,201 |
| Dues and subscriptions | | 51,520 |
| Commissions to salespersons | | 191,427 |
| Travel and entertainment | | 167,175 |
| Advertising | | 82,738 |
| Communications | | 61,746 |
| Exchange membership lease | | 22,386 |
| Depreciation and amortization | | 91,073 |
| Other | | 13,149 |
| Total expenses: | | $ 4,804,258 |
| Net Income before income taxes | | $ 161,477 |
| Provision for income taxes: | | |
| State income taxes - current | $ 2,400 | |
| Total provision for income taxes | | $ 2,400 |
| Net income | | $ 159,077 |

The accompanying notes are an integral part of these financial statements.

**CARIS & COMPANY, INC.**
(an Illinois Corporation)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

| | Common Stock | Retained Earnings (Deficit) | Subscriptions Receivable | Total |
|---|---|---|---|---|
| Balance, December 31, 2002 | $ 767,000 | $ (168,659) | $ (61,000) | $ 537,341 |
| Net income for period | - | 161,477 | - | 161,477 |
| Balance, December 31, 2003 | $ 767,000 | $ (7,182) | $ (61,000) | $ 698,818 |

The accompanying notes are an integral part of these financial statements.

**CARIS & COMPANY, INC.**
(an Illinois Corporation)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| **Cash Provided by (Applied to) Operating Activities:** | | |
| Net income | | $ 161,477 |
| Adjustments to reconcile net income to net increase (decrease) in cash provided by operating activities: | | |
| Depreciation and amortization | $ 91,073 | |
| Net change in: | | |
| Receivable from other broker-dealers | (340,682) | |
| Securities owned, at market value | 92,263 | |
| Accounts receivable | (242,015) | |
| Receivable from stockholder | 3,000 | |
| Securitiy deposit | (15,867) | |
| Compensation and benefits payable | 207,280 | |
| Accounts payable and accrued expenses | 34,384 | |
| Loan payable | 156,607 | |
| Illinois replacement tax payable | (2,000) | |
| Total adjustments | | (15,957) |
| Net cash provided by operating activities | | $ 145,520 |
| **Cash Provided by (Applied to) Investing Activities:** | | |
| Equipment purchased | $ (87,914) | |
| Equipment disposed of | 12,912 | |
| Net cash (applied to) financing activities | | $ (75,002) |
| Increase in cash | | $ 70,518 |
| Cash at December 31, 2002 | | $ 99,489 |
| **Cash at December 31, 2003** | | $ 170,007 |

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instuments purchased with a maturity of one year or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

# CARIS & COMPANY, INC
# (an Illinois Corporation)
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
# FOR THE YEAR ENDED DECEMBER 31, 2003

## NOTE 1 - NATURE OF BUSINESS

Caris & Company, Inc., (the "Company"), was originally incorporated as American Options Services, Inc. in the state of Illinois on September 22, 1998. On January 28, 2002, the Company changed its name to Caris & Company, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Chicago Board Options Exchange ("CBOE"). The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Commission ("CFTC") and is a member of the National Futures Association ("NFA").

The Company's income is primarily derived from commission income earned from securities transactions of customers it introduces and the speculative trading of securities for its proprietary trading account.

The Company is the sole shareholder of AOS, Inc. ("AOS"), an Illinois corporation that was formed on June 2, 2003 and registered as a Broker Dealer. The consolidated financial statements include the accounts of the Company and the AOS, (collectively the "Company"). All significant inter-company balances and transactions have been eliminated.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Proprietary and customers' securities transactions and the related income and brokerage clearing expenses, are recorded on a trade date basis, which is the date that the transactions occur. The Company does not carry any customer accounts as such accounts are introduced to other broker-dealers. Trades for customers are carried on a fully-disclosed basis through such other broker dealers, which are National Financial Services, LLC of Weehawken, New Jersey and FiServ Securities, Inc. of Philadelphia, Pennsylvania.

Securities

Securities transactions are recorded on the trade date, which is the date that the transaction occurred. The resulting profit or loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Outstanding securities positions are valued at quoted or market value based upon the respective exchange closing prices and the resulting unrealized gains or losses are reflected in income.

Depreciation

Depreciation is computed on an accelerated basis over the estimated useful life of the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 - COMMITMENTS

The Company has entered into lease agreements for office space that expires at various times through February 28, 2007. The minimum annual rentals at December 31, 2003 are approximately as follows:

| | |
|---|---|
| 2004 | $240,000 |
| 2005 | 142,000 |
| 2006 | 105,000 |
| 2007 | 17,000 |
| Total | $ 542,000 |

The Company is also obligated for additional rentals based upon increases in the operating expenses and taxes, as defined in the underlying lease agreement. Rental expense for the year ended December 31, 2003 was approximately $298,000.

## NOTE 4 - INCOME TAXES

The Company has elected to be treated as an "S Corporation" as provided under the Internal Revenue Code. Accordingly, for income tax reporting purposes, the shareholders of the Company report income on their individual tax returns. However, the Company is subject to the Illinois Personal Property Replacement Tax and California Franchise Tax of 1.5% of net income, as defined.

## NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2003 the Company had net capital requirements and net capital of $100,000 and $546,324, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Company owed a shareholder approximately $170,000 in unsecured loans under an informal agreement. The loan is payable on demand and bears no interest.

## NOTE 7 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by other brokers/dealers on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account that introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company seeks to control all credit risks by monitoring margin collateral levels on a daily basis for compliance with regulatory guidelines, requiring additional collateral if necessary, or reducing credit risk through forced liquidation of positions when necessary.

In addition, the Company is involved in the speculative trading of securities, including short securities and margin accounts, which carries substantial risks. The Company participates in the trading of short securities positions that it does not own. When the Company participates in short selling, it is obligated to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently closes the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur.

# SUPPORTING SCHEDULES

## FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER**
**CARIS & COMPANY, INC.** **as of December 31, 2003**

## COMPUTATION OF NET CAPITAL

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | | $ | 696,418 | 3480 |
| 2. | Deduct ownership equity not allowed for Net Capital | | | | | | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | | | 696,418 | 3500 |
| 4. | Add: | | | | | | |
| | A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital | | | | | | 3520 |
| | B. Other (deduction) or allowable credits (List) | | | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | | $ | 696,418 | 3530 |
| 6. | Deductions and/or charges: | | | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition | $ | 109,514 | 3540 | | | |
| | B. Secured demand note deficiency | | | 3590 | | | |
| | C. Commodity futures contracts and spot commodities-propriety capital charges | | | 3600 | | | |
| | D. Other deductions and/or charges | | 31,050 | 3610 | | (140,564) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | | $ | 555,854 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f): | | | | | | |
| | A. Contractual securities commitments | $ | | 3660 | | | |
| | B. Subordinated securities borrowings | | | 3670 | | | |
| | C. Trading and investment securities: | | | | | | |
| | 1. Exempted securities | | | 3735 | | | |
| | 2. Debt securities | | | 3733 | | | |
| | 3. Options | | | 3730 | | | |
| | 4. Other securities | | 9,530 | 3734 | | | |
| | D. Undue Concentration | | | 3650 | | | |
| | E. Other (list) | | | 3736 | | (9,530) | 3740 |
| 10. | Net Capital | | | | $ | 546,324 | 3750 |

| Non-allowable assets: | | |
|---|---|---|
| Receivable from stockholder | $ | 83,141 |
| Security deposit | | 24,200 |
| Furniture, equipment, (net of accumulated depreciation) | | 2,174 |
| Total | $ | 109,514 |

Reconciliation between unuadited and audited Net Capital Computation

| | | |
|---|---|---|
| Net capital per unaudited FOCUS Report Part 11A | $ | 552,944 |
| Accounts Receivable | | 6,000 |
| Accounts payable and accrued expenses | | (25,022) |
| Loan payable | | 12,402 |
| Net capital per audited financial statements | $ | 546,324 |

See Independent Auditors' Report.

## FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER**
**CARIS & COMPANY, INC.** **as of December 31, 2003**

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 42,330 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 100,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 100,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ | 446,324 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 482,829 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | | $ | 634,942 | 3790 |
| 17. | Add: | | | | | | |
| | A. Drafts for immediate credit | $ | | 3800 | | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| | C. Other unrecorded amounts (List) | $ | | 3820 | $ | 0 | 3830 |
| 19. | Total aggregate indebtedness | | | | $ | 634,942 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19÷by line 10) | | | | % | 116.22% | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | | % | 0.00% | 3860 |

See Independent Auditors' Report.

CARIS & COMPANY, INC.
(An Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2003

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.

# NFA

**CARIS & COMPANY, INC.**
**NFA SUPPLEMENTAL SCHEDULE-IB**
**December 31, 2003**

This schedule provides additional information and calculations which are requires by NFA but are not provided for on the Form 1-FR. All IB's (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the space provided.

A) Capital requirements and restrictions

| See notes below | | 1<br>Minimum Capital Requirement | | 2<br>Equity Withdrawal Restriction | | 3<br>Suspended Repayment Restriction | |
|---|---|---|---|---|---|---|---|
| A Minimum dollar amount | | | $100,000 | | $120,000 | | $120,000 |
| B Calculation based on branch offices<br>Number of branch offices = | 3 | x $6,000 | 18,000 | x$7,200 | 21,600 | x$7,200 | 21,600 |
| C Calculation based on associated persons<br>Number of associated persons = | 31 | x $3,000 | 93,000 | x$3,600 | 111,600 | x$3,600 | 111,600 |
| D Securities broker\dealers per SEC 15c3-1 | | | | | | | |
| Enter the greatest of A - D | | | $100,000 | | $120,000 | | $120,000 |
| | | | | + Subordinated debt maturing in next 6 mos. | | + Subordinated debt maturing in next 6 mos. | |
| | | | | +Expected capital withdrawals in next 6 mos. | | +Expected capital withdrawals in next 6 mos. | |
| | | | | Total | $120,000 | Total | $120,000 |

1 This is the minimum capital requirement. It should be entered on Line 15 of the Net Capital Computation of the 1-FR or the appropriate line of the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here

| | | | |
|---|---|---|---|
| | | Ownership equity | $696,418 |
| Ownership equity | 696,418 | +Total subordinated debt | |
| +Qualifying subordinated debt | | -Excess net capital | |
| = Equity Capital | $696,418 | = Required total | $696,418 |

Equity Capital/Required Total 100.00%

See Independent Auditors' Report.

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Caris & Company, Inc.
Chicago, Illinois

We have examined the financial statements of Caris & Company, Inc. (the "Company"), for the year ended December 31, 2003, and issued our report thereon dated March 25, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

> The rules and regulations of the National Association of Securities Dealers and Securities and Exchange Commission require the Company to maintain its books and records on the accrual basis of accounting as prescribed under generally accepted accounting principles. During the period, we noted that certain receivables and payables were not properly accrued for on a monthly basis. However, nothing came to our attention to indicate that the exclusion of these accruals would have caused the Company's adjusted net capital to be below its minimum requirements. Nevertheless, we recommend that the Company's books and records, as well as its financial reporting be prepared on the accrual basis of accounting which would include all accrued income and expenses. Please note that certain of these items were previously brought to your attention in our report dated March 24, 2003.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
March 25, 2004